UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date as October 29, 2026

Commission File Number 001-35428

IMMUTEP LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 32, Australia Square

264 George Street, Sydney

NSW 2000, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Immutep Quarterly Activities Report & Appendix 4C Q1 FY27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2026

IMMUTEP LIMITED

By:	/s/ Marc Voigt
Name:	Marc Voigt
Title:	Chief Executive Officer